Form S-1 Appendix

Lemont Inc

Subscription Letter

1. Lansdale Inc buy 360,000,000 Class A common shares of Lemont Inc, the price of a share is $0.0001.

2. Lansdale Inc will pay the purchasing by cash.

3. Lansdale Inc will pay more than 20% the investment by cash within 60 days, all investment will be paid within two years.

4. All receivable shoud pay a interest monthly, the years' interest ratio is 6%.

Wanjun Xie

Wanjun Xie
President
of Lansdale Inc
Date: 12/01/2014